[redacted]

15045929

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67476

SEC MAIL PROCESSING
RECEIVED
FEB 27 2015
WASH., D.C. SECTION
104

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (Date) AND ENDING December 31, 2014 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CRC Capital Markets LLC f/k/a Duxbury Financial LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

310 Court Street
(No. and Street)

Plymouth	MA	02360
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Feldman 212-392-4838
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RW Group LLC
(Name - *if individual, state last, first, middle name*)

148 West State Street	Kennett Square	PA	19348
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Livelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C Capital Markets LLC f/k/a Duxbury Financial I as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Madenia K. Walker
NOTARY PUBLIC
Commonwealth of Virginia
Reg. #7503449
My Commission Expires
December 31, 2015

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) Statement of Exemption from Rule 15c3-3.
- [ ] (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (l) An Oath or Affirmation.
- [ ] (m) SIPC Supplemental Report and Independent Accountant's Report
- [ ] (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- [ ] (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CRC Capital Markets LLC

Statement of Financial Condition
(with Report of Independent Public Accounting Firm)

December 31, 2014

CRC CAPITAL MARKETS LLC

CONTENTS:

RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of CRC Capital Markets, LLC

We have audited the accompanying statement of financial condition of CRC Capital Markets, LLC (a Delaware corporation) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. CRC Capital Markets, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of CRC Capital Markets, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

RW Group, LLC

Kennett Square, Pennsylvania

February 23, 2015

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

PrimeGlobal
An Association of Independent Accounting Firms

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

CRC Capital Markets LLC
Statement of Financial Condition
December 31, 2014

Assets		
Cash	$	50,108
Leasehold improvements, furniture and equipment, net of accumulated depreciation of $39,885		459
Other assets		5,932
Total Assets	$	56,499
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	7,374
Due to affiliates		10,128
Total liabilities		17,502
Commitments and Contingencies		
Member's equity		38,997
Total Liabilities and Member's Equity	$	56,499

See accompanying notes to the financial statement.

Note 1 - Nature of Business and Significant Accounting Policies

Nature of Business

CRC Capital Markets LLC (the Company) is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"), and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company does not receive or otherwise hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from SEC Rule 15c3-3 under the exemption allowed in Section (k)(2)(i) and was in compliance with the conditions of the exemption. The Company's activities include structuring private placements for sale to qualified institutional investors and serving as consultants to issuers and asset managers on financing matters. The Company was formerly known as Duxbury Financial LLC. The Company is a wholly owned subsidiary of Financial Services Capital, LLC (the "Parent"), which is wholly owned by CV Services Group LLC. CV Services Group LLC also wholly owns Development Capital, LLC, which wholly owns Clark Realty Capital, LLC ("Clark Realty").

The Parent has the intent and ability to fund the Company's operations through December 31, 2015. The accompanying financial statements have been prepared assuming the Company will continue as a going concern based on the Parent's commitment to provide the necessary continuing support.

A summary of the Company's significant accounting policies follows:

Leasehold Improvements, Furniture and Equipment

Leasehold improvements, furniture and equipment are stated at cost and depreciated using accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of their estimated useful lives or remaining lease terms.

Fee Revenue

The Company earns revenue from two sources: private placement financing transactions and realty asset management. The Company recognizes fee revenue from private placement financing transactions upon completion of the sale. Fee revenue from realty asset management is recognized when earned based on individual contracts.

Income Taxes

The Company has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income and deductions are passed through to and are reported by the filing entity on its respective income tax return. The Company's federal tax status as a pass-through entity is based on its legal status as a limited liability company. Accordingly, the Company is not required to take any tax positions in order to qualify as a pass-through entity. The Company's filing entity is required to file and does file tax returns with the Internal Revenue Service and other taxing authorities. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure.

The Company's income and deductions are passed through to the filing entity whose income tax returns are subject to examination by income taxing authorities, generally for up to three years after they were filed. While no income tax returns are currently being examined by the Internal Revenue Service, tax years since 2010 remain open.

Note 1 - Nature of Business and Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Note 2 - Lease Commitment

The Company is a lessee of office space under an operating lease which expires on May 31, 2015. The future minimum lease payments due under the remaining lease totals $6,000, all in the year ending December 31, 2015.

Note 3 - Related Party Transactions

Clark Realty provides the Company certain operational and administrative services, and the Company reimburses Clark Realty for the value of such services. The value of such services are included as expenses in the attached statement of operations. At December 31, 2014, $4,351 remains payable to Clark Realty from the Company. These amounts are noninterest bearing and due on demand.

Note 4 - Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by the Rule, shall not exceed 15 to 1. The Rule also requires that equity capital may not be withdrawn or cash dividends be paid if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. As of December 31, 2014, the Company had net capital of $32,606 which is $27,606 in excess of the required net capital of $5,000, and the Company's net capital ratio as 0.54 to 1.

Note 5 – Concentration of Credit Risk

The Company keeps its cash with major banks. Cash in bank accounts is insured by the Federal Deposit Insurance Corporation (the "FDIC"). At times, balances in the bank accounts may exceed the FDIC insured limits. The Company has not experienced any losses with respect to its cash held in bank accounts in excess of the insured limits.

Note 6 – Subsequent Events

Management has evaluated the impact of all subsequent events through the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.